SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No._____)


                      CCC Information Services Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12487Q109
                                 --------------
                                 (CUSIP Number)

Tami E. Nason, Esq.                     COPY TO:       Christopher A. Klem, Esq.
Charlesbank Capital Partners, LLC                      Ropes & Gray
600 Atlantic Avenue                                    One International Place
Boston, MA  02210                                      Boston, MA  02110
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                                Page 1 of 8 Pages

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 12487Q109   |                         |    Page 2 of 8 Pages     |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Charlesbank Capital Partners, LLC                               |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ] |
|         |                                                          (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  OO                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Massachusetts                                                   |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   8,584,564 shares                                  |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   ----                                              |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   8,584,564 shares                                  |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   ----                                              |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |    8,584,564 shares                                              |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |    34.7%                                                         |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |    OO                                                            |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------

                       CCC Information Services Group Inc.
                       -----------------------------------

Item 1.  Security and Issuer.
         --------------------

        This statement relates to the shares of common stock, $.10 par value (the "Common Stock"), of CCC Information Services Group Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at World Trade Center Chicago, 444 Merchandise Mart, Chicago, Illinois 60654.

Item 2.  Identity and Background.
         ------------------------

        This statement is filed by Charlesbank Capital Partners, LLC ("Charlesbank"), a Massachusetts limited liability company organized primarily for the purpose of acting as an investment manager to President and Fellows of Harvard College ("Harvard") and certain other entities. The principal executive offices of Charlesbank are located at 600 Atlantic Avenue, 26th Floor, Boston, Massachusetts 02210.

        Charlesbank's activities are carried on from its offices located at 600 Atlantic Avenue, 26th Floor, Boston, Massachusetts.

        Information relating to the managing members of Charlesbank is contained in Exhibit A attached hereto and incorporated herein by reference. All of the managing members of Charlesbank are citizens of the United States of America.

        None of Charlesbank or, to the best of Charlesbank's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Charlesbank nor, to the best of Charlesbank's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

        Beneficial ownership of the securities was acquired by Charlesbank pursuant to the Existing Assets Management Agreement, dated as of July 1, 1998, between Charlesbank, Harvard and certain individuals. Pursuant to the Existing Assets Management Agreement, Charlesbank will act as an investment manager on behalf of Harvard and its affiliates in connection with certain existing investments of Harvard and its affiliates, including the investment in the Issuer disclosed herein.

Item 4.  Purpose of Transaction.
         -----------------------

        Except as required pursuant to the Amended and Restated Stockholders Agreement described more fully in Item 6, Charlesbank does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

        (a) Charlesbank is the beneficial owner of 8,584,564 shares of Common Stock (approximately 34.7% of the shares of Common Stock based upon the most recent filing of the Issuer with the Securities and Exchange Commission). Charlesbank also beneficially owns or

                                Page 3 of 8 Pages
controls an aggregate of 630 Shares of the Series C Preferred Stock, 3,601 shares of the Series D Preferred Stock and 500 shares of the Series E Cumulative Redeemable Preferred Stock (the "Series E Preferred Stock"). The Series E Preferred Stock carries certain voting rights according to a formula, the effect of which is to cause Harvard and its affiliates, through their ownership of shares of Series E Preferred Stock, to have 51% of the votes to be cast on any matter to be voted upon by the holders of Common Stock. To the extent Harvard and its affiliates also own shares of Common Stock, such Series E Preferred Stock will only provide an additional voting percentage that, when added together with the vote from Harvard's and its affiliates' shares of Common Stock, will provide Harvard and its affiliates with a maximum of 51% of the votes.

        (b) Charlesbank has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the securities to which this
Schedule 13G relates, subject to the terms of the Amended and Restated Stockholders Agreement described more fully in Item 6.

        (c) Not applicable.

        (d) Harvard has full discretion to direct the receipt of dividends, if any, received from the shares of Common Stock of the Issuer beneficially owned by Charlesbank.

        (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to the Securities of the Issuer.
         --------------------------------

        (i) Existing Assets Management Agreement. Pursuant to the Existing Assets Management Agreement, Charlesbank will act as an investment manager on behalf of Harvard and its affiliates in connection with certain existing investments of Harvard and its affiliates, including the investment in the Issuer disclosed herein. In such capacity, Charlesbank will furnish advice to Harvard regarding such investments; monitor such investments; furnish nominees for the boards of directors in connection with such investments; dispose of such investments; perform day-to-day investment and administrative operations, including management of such investments and distributions; and maintain the principal records with respect to such investments. In addition, Charlesbank will secure information regarding prospective investment opportunities for Harvard; recommend the purchase of certain securities and real property; and structure and negotiate investments on behalf of Harvard.

        As the investment manager, Charlesbank will be entitled investment in the to an incentive fee based on the cash receipts generated by the pool of investments of which the investment in the Issuer is a part.

        Harvard may terminate the Existing Assets Management Agreement at any time and for any reason upon thirty days' prior written notice to Charlesbank.

        (ii) Amended and Restated Stockholders Agreement. David M. Phillips, Loeb Investors Co. XV, Loeb Investors Co. XIII and Loeb Investors Co. 108 (collectively, the "Inside Stockholders"), White River Ventures, Inc. ("White River Ventures") (together with the Inside Stockholders, the "Stockholders") and the Issuer entered into an Amended and Restated Stockholders Agreement dated June 30, 1998 pursuant to which the Inside Stockholders and White River Ventures have agreed to certain provisions regarding the corporate governance of the Issuer, including the election of directors. The Amended and Restated Stockholders Agreement terminates upon the first to occur of (i) the written agreement of the parties, (ii) the liquidation or dissolution of the Issuer,
(iii) the first day on which there are no shares of Series C or Series D or Series E Preferred Stock outstanding or (iv) June 16, 1999. Until the Amended and Restated Stockholders Agreement terminates, the following provisions are in effect, among others:


                                Page 4 of 8 Pages

        The Stockholders agree to vote in favor of any proposed amendment to the Issuer's Certificate of Incorporation the purpose of which is to fix at nine the maximum number of members of the Board of Directors of the Issuer. Until such an amendment is approved, the Stockholders and the Issuer shall take all actions necessary to cause the nomination and election to the board of directors of (i) four individuals designated by White River Ventures and (ii) three individuals designated by a majority of shares of Common Stock held by the Inside Stockholders. After the amendment to the Issuer's Certificate of Incorporation is approved, the Stockholders and the Issuer shall take all actions necessary to cause the nomination and election to the board of directors of (i) five individuals designated by White River Ventures and (ii) four individuals designated by a majority of shares of Common Stock held by the Inside Stockholders. The Inside Stockholders and White River Ventures shall act to cause vacancies on the board of directors to be filled by successors designated by the stockholder group that designated the prior incumbent and shall not act to remove a director without the consent of the stockholder group that designated such director except after consultation with such stockholder group and after a determination that the director to be removed has breached his fiduciary duties to the Issuer.

        In addition, the Stockholders have agreed that, prior to the voluntary resignation from the board of directors, disability or death of David M. Phillips, a majority of the directors designated by the Inside Stockholders, shall be delegated, to the extent permitted by applicable law, the authority of the board to determine the timing, price, and other terms of certain business combinations where the consideration to be received is cash, cash equivalents or publicly traded securities, subject to the fiduciary duties of the directors not designated by the Inside Stockholders and subject to the receipt of a fairness opinion, if requested by White River Ventures, from an investment bank selected by White River Ventures. Following the voluntary resignation from the board of directors, death or disability of David M. Phillips, the Inside Stockholders and White River Ventures have agreed to cause the directors respectively elected by them to approve certain business combinations recommended by the other party, subject to receipt of a fairness opinion and subject to the fiduciary duties of such directors.

        The Stockholders have also agreed that a majority of the directors designated by the Inside Stockholders shall be delegated, to the extent permitted by applicable law and subject to the fiduciary duties of the other directors, the authority of the board of directors with respect to the timing, price, and other terms of each offering of Common Stock, provided, however, that the Issuer shall not consummate any such offering (i) unless the Issuer can demonstrate to the reasonable satisfaction of White River Ventures that after giving effect to such subsequent offering the Issuer would have funds legally available to redeem shares of the Redeemable Preferred Stock in accordance with its terms and (ii) without the unanimous approval of the members of the board of directors in the event that David M. Phillips shall voluntarily resign from the board of directors, die or become disabled.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

Exhibit A -- Information concerning Reporting Person's managing members.


                                Page 5 of 8 Pages

                                    Signature
                                    ---------

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 1998

CHARLESBANK CAPITAL PARTNERS, LLC



By: /s/ Tami E. Nason
    ------------------------------
    Name:  Tami E. Nason
    Title: Vice President, Legal


                                Page 6 of 8 Pages

EXHIBIT INDEX
-------------

                                                           Page Number In
Exhibit                                                    Sequentially
Number         Description                                 Numbered Copy
-------        -----------                                 --------------
A              Information Concerning Reporting                  7
               Person's Managing Members


                                Page 7 of 8 Pages

                                    EXHIBIT A
                                    ---------

                                Managing Members
                                ----------------

         The names of the managing members and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the managing member's business address is c/o Charlesbank Capital Partners, LLC, 600 Atlantic Avenue, 26th Floor, Boston, Massachusetts 02210.


Managing Members of Charlesbank Capital Partners, LLC
-----------------------------------------------------

                                    Present Principal
    Name                            Occupation
-----------                         -----------------

Michael R. Eisenson                 President and Chief Executive Officer

Kim G. Davis                        Managing Director

William P. Douglas                  Managing Director

Tim R. Palmer                       Managing Director

Mark A. Rosen                       Managing Director

Michael Thonis                      Chief Financial Officer

Charles F. Wu                       Managing Director


                                Page 8 of 8 Pages